Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2013 Predecessor	2013 Successor	Year Ended December 31,			Nine Months Ended September 30, 2017
	Period*	Period*	2014	2015	2016
Pre-tax loss from operations	$(9,980)	$(10,624)	$(24,926)	$(38,447)	$(45,746)	$(32,106)

Fixed charges:
Interest expense	$22	$781	$3,047	$3,215	$3,672	$13
Appropriate portion of rentals representative of the interest factor	240	237	777	1,215	1,369	1,369

Total fixed charges	$262	$1,018	$3,824	$4,430	$5,041	$1,382

Earnings before income taxes and fixed charges	$(9,718)	$(9,606)	$(21,102)	$(34,017)	$(40,705)	$(30,724)

Ratio of earnings to fixed charges	**	**	**	**	**	**

*	On September 3, 2013, we acquired BlackLine Systems, Inc., which we refer to as the 2013 Acquisition. Prior to the 2013 Acquisition, we had no significant operations. As a result, the consolidated financial statements for the periods from January 1, 2013 to September 2, 2013 are presented as BlackLine Systems, Inc., which we refer to as the Predecessor, and all subsequent periods are presented as BlackLine, Inc., which we refer to as the Successor. The Successor financial statements reflect a new basis of accounting as a result of the 2013 Acquisition and therefore are not comparable to the Predecessor financial statements. We refer to the period from January 1, 2013 to September 2, 2013 as the 2013 Predecessor Period and the period from September 3, 2013 to December 31, 2013 as the 2013 Successor Period.
**	For all the periods presented, we did not have amortized premiums, discounts and capitalized expenses related to indebtedness, capitalized interest, preference security dividend requirements of consolidated subsidiaries or noncontrolling interest in pre-tax income of subsidiaries. Due to the pretax losses from operations, we would have needed to generate additional earnings of $10.0 million, $10.6 million, $24.9 million, $38.4 million, $45.7 million and $32.1 million to achieve a coverage of 1:1 for the 2013 Predecessor Period, the 2013 Successor Period, the years ended December 31, 2014, 2015 and 2016 and the nine months ended September 30, 2017, respectively.